                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                  25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)

      (Indicate by check mark whether the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate  by  check  mark  whether  the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):____)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE  INCORPORATED  BY REFERENCE IN THE
REGISTRATION STATEMENTS ON FORM S-8 OF ALSTOM (NO. 333-10658,  NO. 333-12028 and
No. 333-90154) AND THE RELATED PROSPECTUSES AND TO BE PART THEREOF FROM THE DATE
ON WHICH THIS REPORT IS FURNISHED,  TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR
REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Enclosures

Consolidated  Financial  Statements for Half-Year  Ended September 30,
2002...........................................................................3

                        Consolidated financial statements

                        Half-year ended 30 September 2002

                                              CONSOLIDATED INCOME STATEMENTS

                                                                                 Half-year ended
                                                                                  30 September               Year ended
                                                                     ---------------------------------        31 March
                                                               Note     2001 (*)             2002             2002 (*)
                                                                     --------------     --------------     --------------
                                                                                        (in € million)

SALES...................................................                11,942.0            10,769.0          23,452.8

Cost of sales...........................................                (9,988.0)           (8,904.8)        (19,621.9)

Selling expenses........................................                  (542.2)             (514.5)         (1,078.2)

Research and development expenses.......................                  (255.7)             (319.3)           (575.4)

Administrative expenses.................................                  (633.3)             (487.9)         (1,236.3)
                                                                     --------------     --------------     --------------

OPERATING INCOME........................................                   522.8               542.5             941.0

Other income (expense), net ............................      (1)&(3)      (24.1)             (188.2)           (389.9)

Other intangible assets amortisation....................      (1)&(6)      (31.0)              (32.2)            (64.2)
                                                                     --------------     --------------     --------------

EARNINGS BEFORE INTEREST AND TAX........................                   467.7               322.1             486.9

Financial income (expense), net.........................      (1)&(4)     (144,9)             (127.8)           (294,5)
                                                                     --------------     --------------     --------------

PRE-TAX INCOME..........................................                   322.8               194.3             192.4

Income tax..............................................        (5)        (61.6)              (35.8)             (9.7)

Share in net income (loss) of equity investments........                    (0.6)                1.6               0.8

Dividend on redeemable preference shares of a subsidiary     (1)&(11)       (7.4)                 -              (13.9)

Minority interests......................................                   (13.5)               (4.8)            (22.9)

Goodwill amortisation...................................      (1)&(6) (147.6)             (144.0)           (286.1)
                                                                     --------------     --------------     --------------
NET INCOME..............................................                    92.1                11.3            (139.4)
                                                                     ==============     ==============     ==============
Earnings per share in Euro

   Basic ...............................................                     0.4                  -               (0.6)

   Diluted..............................................                     0.4                  -               (0.6)

(*) As published but after inclusion of the changes in presentation described in Note 1.

                  The accompanying Notes are an integral part of these Consolidated Financial Statements.

                                                CONSOLIDATED BALANCE SHEETS

                                                                                      At 31 March       At 30 September
                                                                          Note          2002 (*)              2002
                                                                       ---------- ------------------- -------------------
                                                                                              (in € million)
 ASSETS
 Goodwill, net......................................................       (6)            4,612.4             4,586.0
 Other intangible assets, net.......................................       (6)            1,169.6             1,176.8
 Property, plant and equipment, net.................................                      2,788.1             2,562.7
 Investments in equity method investees and other investments, net..                        301.0               302.5
 Other fixed assets, net............................................       (7)            1,326.3             1,327.1
                                                                                  ------------------- -------------------
 Tangible, intangible and other fixed assets, net...................                     10,197.4             9,955.1
 Deferred taxes.....................................................                      1,486.0             1,444.1
 Inventories and contracts in progress, net.........................                      5,592.6             5,566.9
 Trade receivables, net.............................................       (8)            4,730.0             4,195.4
 Other accounts receivables, net....................................       (8)            3,304.1             3,247.6
                                                                                  ------------------- -------------------
 Current assets.....................................................                     13,626.7            13,009.9
 Short term investments.............................................                        331.3               264.6
 Cash and cash equivalents..........................................                      1,904.4             2,125.8
                                                                                  ------------------- -------------------
 Short term investments and cash and cash equivalents...............                      2,235.7             2,390.4
                                                                                  ------------------- -------------------
 TOTAL ASSETS.......................................................                     27,545.8            26,799.5
                                                                                  =================== ===================
 LIABILITIES
 Shareholders' equity...............................................                      1,752.5             2,197.5
 Minority interests.................................................                         91.1                91.0
 Redeemable preference shares of a subsidiary.......................    (1)&(11)        205.0                   -
 Undated subordinated notes.........................................                        250.0               250.0
 Provisions for risks and charges...................................       (9)            3,849.2             3,196.9
 Accrued pension and retirement benefits............................      (10)              994.0               983.5
 Redeemable preference shares of a subsidiary.......................    (1)&(11)                -               205.0
 Bonds .............................................................                      1,200.0             1,200.0
 Other borrowings...................................................                      3,099.8             2,907.1
                                                                                  ------------------- -------------------
 Financial debt.....................................................      (11)            4,299.8             4,312.1
 Securitisation of future receivables...............................      (12)            1,735.0             1,762.4
 Deferred taxes.....................................................                         46.3                50.4
 Customers' deposits and advances...................................      (13)            4,220.6             4,269.3
 Trade payables.....................................................                      5,564.1             5,116.4
 Accrued contract costs, other payables and accrued expenses........                      4,538.2             4,570.0
                                                                                  ------------------- -------------------
 Current liabilities................................................                     14,322.9            13,955.7
                                                                                  =================== ===================
 TOTAL LIABILITIES..................................................                     27,545.8            26,799.5
                                                                                  =================== ===================
 Commitments and contingencies .....................................    (15)&(16)

(*) As published but after inclusion of the changes in presentation described in Note 1.

                  The accompanying Notes are an integral part of these Consolidated Financial Statements.

                                CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in € million)                        Number of              Additional            Cumulated
                                     outstanding              Paid-in    Retained  Translation   Net    Shareholders'
                                       shares      Capital    Capital    Earnings  Adjustment   Income     Equity
                                   ------------------------------------------------------------------------------------
                                                                     (in € million)

At 1 April  2001.................  215,387,459     1,292.3       85.2      570.3      (61.1)     203.7    2,090.4

Changes in cumulative translation
adjustments .....................      -             -           -          -         (80.0)       -        (80.0)

Net income.......................      -             -           -          -          -        (139.4)    (139.4)

Appropriation of income..........      -             -           -          85.2       -        (203.7)    (118.5)
                                   ------------------------------------------------------------------------------------

At 31 March 2002 ................  215,387,459     1,292.3       85.2      655.5     (141.1)    (139.4)   1,752.5
                                   ====================================================================================

At 1 April 2002..................  215,387,459     1,292.3       85.2      655.5     (141.1)    (139.4)   1,752.5

Capital increase ................   66,273,064       397.6      220.0       -          -           -        617.6

Changes in cumulative translation
adjustments .....................      -             -           -          -        (183.9)       -       (183.9)

Net income.......................      -             -           -          -          -          11.3       11.3

Appropriation of income..........      -             -           -        (139.4)      -         139.4          0
                                   ------------------------------------------------------------------------------------

At 30 September 2002 ............  281,660,523     1,689.9      305,2      516.1     (325.0)      11.3    2,197.5
                                   ====================================================================================

At the ordinary general shareholders' meeting held on 3 July 2002 it was decided that no dividend be paid.

In July 2002,  an issue of shares was made and  66,273,064  shares  having a par value of €6 were subscribed.  Related costs of€18.6 million were charged against additional paid-in of €238.6 million.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Year ended           Half year ended
                                                                                     31 March             30 September
                                                                                       2002                   2002
                                                                                -------------------    -------------------
                                                                                              (in € million)

Net income (loss).........................................................           (139.4)                   11.3
Minority interests........................................................             22.9                     4.8
Depreciation and amortisation.............................................            792.1                   383.5
Changes in provision for pension and retirement benefits, net.............            (51.0)                   15.3
Net (gain) loss on disposal of fixed assets and investments...............           (197.9)                   10.7
Share in net income (loss) of equity investees (net of dividends received)              0.4                    (1.6)
Changes in deferred tax...................................................            (86.4)                  (15.5)
                                                                                -------------------    -------------------
Net income after elimination of non cash items............................            340.7                   408.5
                                                                                -------------------    -------------------
Decrease (increase) in inventories and contracts in progress, net.........             54.0                  (287.7)
Decrease (increase) in trade and other receivables, net...................            528.5                   177.3
Increase (decrease) in securitisation of existing receivables, net .......            139.6                  (151.5)
Increase (decrease) in contract related provisions, ......................           (947.9)                 (455.7)
Increase (decrease) in other provisions, .................................              2.5                   (41.2)
Increase (decrease) in restructuring provisions, .........................           (122.7)                  (37.4)
Increase (decrease) in customers' deposits and advances...................         (1,254.6)                  434.8
Increase (decrease) in trade and other payables, accrued contract costs and
accrued expenses..........................................................            680.7                    36.2
                                                                                -------------------    -------------------
Net cash provided by (used in) operating activities :                                (579.2)                   83.3
                                                                                -------------------    -------------------

Proceeds from disposals of property, plant and equipment..................            118.8                    40.3
Capital expenditures......................................................           (550.3)                 (200.0)
Decrease(increase) in other fixed assets ,net.............................           (103.7)                  (34.4)
Cash expenditures for acquisition of investments, net of net cash acquired           (113.2)                 (165.9)
Cash proceeds from sale of investments, net of net cash sold..............            771.9                    12.5
                                                                                -------------------    -------------------
Net cash provided by (used in) investing activities.......................            123.5                  (347.5)
                                                                                -------------------    -------------------

Capital increase..........................................................                -                   617.6
Increase (decrease) in securitisation of future receivables, net..........            161.1                    40.6
Dividends paid including minorities.......................................           (136.1)                      -
                                                                                -------------------    -------------------
Net cash provided by (used in) financing activities.......................             25.0                   658.2
                                                                                -------------------    -------------------
Net effect of exchange rate...............................................            (12.3)                  (67.4)
Other changes (*).........................................................             11.8                  (184.3)
                                                                                -------------------    -------------------
Decrease (increase) in net debt...........................................           (431.2)                  142.3
                                                                                -------------------    -------------------

                                                                                -------------------    -------------------
Net debt at the beginning of the period (1)...............................         (1,632.9)               (2,064.1)
                                                                                -------------------    -------------------
Net debt at the end of the period (1).....................................         (2,064.1)               (1,921.8)
                                                                                -------------------    -------------------

(1) Net debt includes short term  investments,  cash and cash equivalents net of short, medium and long term debt

(*) including  reclassification of redeemable  preference shares of a subsidiary as disclosed in Note 1

                  The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to the half-year consolidated financial statements

Note 1 - Basis of preparation and Accounting policies

The unaudited interim financial statements for the six months ended 30 September
2002 have been prepared on the basis of the  accounting  policies and methods of computation as set out in the Company's financial  statements for the year ended
31 March 2002 and according  principles set forth therein.  Certain presentation changes have been made as  described in this Note under the heading  "Changes in
presentation".   Benchmark   treatments  are  generally   used.   Capital  lease
arrangements and long-term rentals are not capitalised.  The Company's  business is not materially affected by seasonality.

The  preparation of the  Consolidated  Financial  Statements in conformity  with generally accepted  accounting  principles requires management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities and disclosure of  contingent  assets and  liabilities  at the date of the financial statements  and the reported  amounts of the  revenues  and expenses  during the reporting period.

The Company designs, manufactures and sells several products of large individual value that are used in major infrastructure projects. In response to competitive
pressures,   the   Company  is   increasingly   required   to   introduce   new,
technologically  advanced  products on increasingly  short  timetables.  In some cases,  the  Company  is  also  required  to  sell  products  on  the  basis  of specifications  that exceed the capabilities of currently existing  commercially applied technology or under contracts containing onerous after-sales  warranties and penalties  related to performance,  availability  and delay.  The Company is also assuming a greater role in its various infrastructure  projects beyond that of simply a supplier of equipment.

Management reviews these contracts of large individual value on an ongoing basis using currently  available  information.  Costs to date are  considered,  as are estimated costs to complete and estimated future costs of warranty  obligations.
Estimates  of future cost  reflect  management's  current  best  estimate of the probable  outflow  of  financial  resources  that  will be  required  to  settle contractual  obligations.  The assumptions to calculate present obligations take into account the current  technological  situation as well as the commercial and contractual  positions,  assessed on a contract by  contract  basis.  Changes in facts and circumstances may result in revised estimates.

The functional currency of the Company's foreign  subsidiaries is the applicable local  currency.  Outside  the Euro  zone,  assets  and  liabilities  of foreign subsidiaries  are translated into Euros at the period end rate of exchange,  and their income  statements  and cash flow  statements are converted at the average rate of exchange  during the period.  The  resulting  translation  adjustment is included as a component of shareholders' equity.

Changes in presentation

(i)   Amortisation of goodwill

      The presentation of goodwill amortisation  previously included in Earnings
      Before Interest and Tax has been changed and is now presented  immediately above net income.  This change in presentation amount to €147.6 million at
      30 September 2001,  €144.0 million at 30 September 2002 and  €286.1 million at 31 March 2002.

      The amortisation of other  intangible  assets continue to be shown as part of Earnings before Interest and Tax.

(ii)  Securitisation of future receivables

      The right to receive payment from certain customers for future receivables previously included in the line "Customer deposits and advances" have been disclosed  separately  in the  balance  sheet.  This  amounts to  €1,735.0 million at 31 March 2002 and €1,762.4 million at 30 September 2002.

      The related costs previously included in the line "Other income (expenses)
      net"  have  been  reclassified  and  disclosed  separately  as  part  of "
      Financial  income  (expenses)  net".  This amounts to €46.3  million at 30
      September 2001, €56.0 million at 30 September 2002 and €87.0 million at 31
      March 2002.

      In the Consolidated Statements of Cash Flow the net cash provided by (used
      in) securitisation of future receivables  previously  included in the "Net cash provided by (used in) operating activities" has been reclassified and disclosed  separately as part of "Net cash provided by (used in) financing activities  ". This  amounts to €161.1  million at 31 March 2002 and €40.6 million at 30 September 2002.

(iii) Securitisation of existing receivables

      In the Consolidated Statements of Cash Flow the net cash provided by (used
      in) securitisation of existing receivables previously included in the line
      "Decrease  (increase)  in  trade  and  other  receivables,  net"  has been disclosed  separately as part of "Net cash provided by (used in) operating activities ". This amounts to €139.6 million at 31 March 2002 and €(151.5)
      million at 30 September 2002.

(iv)  Deferred tax

      Deferred  tax  assets  and  liabilities  have  been  netted  either by tax grouping or by legal entity.  This netting decrease the deferred tax asset and  liability  positions  by €658.0  million  at 31 March 2002 and €724.3 million at 30 September 2002.

(v)   Redeemable preference shares of a subsidiary

      The issue of shares by the  company  in July 2002 was an event  triggering the requirement to redeem the €205 million  preference  shares of a wholly owned  subsidiary.  Therefore the  instrument  has been  re-classified  as long-term debt with a maturity in March 2006 and the related interest cost disclosed  as "net  interest  income/expense"  in the  accounts  for the 6 months ended 30 September 2002.

      No  reclassification  of  previous  periods has been made  reflecting  the triggering event occurring during the 6 months to September 2002.

Note 2 - Changes in consolidated companies

The main changes in the  consolidated  companies for the first 6 months 2002 are as follows :

(i)   In April 2002, the Company acquired the remaining 49% of the share capital in Fiat  Ferroviaria  Spa now  renamed  ALSTOM  Ferroviaria  Spa for  €154 million. This Company is fully consolidated since the acquisition date.

(ii)  In  September  2002   operations  in  South  Africa  were  sold  to  local
      empowerment  participants and financiers. A 10 % interest in the acquiring
      Company has been  retained.  Gross  proceeds from the sale are €50 million paid in October 2002. It is de-consolidated  with effect from 30 September
      2002.

Note 3 - Other Income (Expense) Net

                                                                    Half-year ended
                                                                      30 September                  Year ended
                                                         ------------------------------------        31 March
                                                                2001              2002                 2002
                                                         ----------------- ------------------ ------------------
                                                                             (in € million)

Net gain (loss) on disposal of fixed assets.........               8.6              (1.4)               11.2

Net gain (loss) on disposal of investments (1)......             143.6              (9.0)              106.9

Restructuring costs.................................             (65.2)            (79.6)             (227.2)

Employees' profit sharing...........................              (8.5)             (8.6)               (5.4)

Pension costs.......................................             (74.2)            (96.9)             (138.5)

Others, net (2).....................................             (28.4)              7.3              (136.9)
                                                         ----------------- ------------------ ------------------
Other income (expense), net.........................             (24.1)           (188.2)             (389.9)
                                                         ================= ================== ==================

(1) In the  half-year  ended 30 September  2001 it reflects the net gains on the disposal  of  Contracting  Sector  and GTRM.  In the  year-end  31 March 2002 it reflects net gains Contracting Sector and GTRM and a net loss on disposal of the
Waste to Energy business .

(2) Of which,  in the year  ended  March 31,  2002 is €90  million  set aside as additional Marine vendor finance provisioning.

Note 4 - Financial Income (Expense)

                                                                    Half-year ended
                                                                      30 September                  Year ended
                                                         ------------------------------------        31 March
                                                                2001              2002                 2002
                                                         ----------------- ------------------ ------------------
                                                                             (in € million)
Interest income..................................                114.1             83.4                 165.2
Interest expense (1).............................               (201.5)          (167.7)               (328.2)
                                                         ----------------- ------------------ ------------------
Net interest income (expense)....................                (87.4)           (84.3)               (163.0)
Securitisation expenses..........................                (46.3)           (56.0)                (87.0)
Foreign currency gain (loss).....................                  1.3             35.0                  (3.3)
Other financial income (expense) ................                (12.5)           (22.5)                (41.2)
                                                         ----------------- ------------------ ------------------
Financial income (expense).......................               (144.9)          (127.8)               (294.5)
                                                         ================= ================== ==================

(1) Including in the half year ended 30 September 2002, €6.7 million of interest on redeemable preference shares of a subsidiary (see Note 1).

Note 5 - Income tax

(a) Analysis of income tax charge

                                                                    Half-year ended
                                                                      30 September                  Year ended
                                                                                                     31 March
                                                                2001              2002                 2002
                                                         ----------------- ------------------ ------------------
                                                                             (in € million)

Current income tax charge...........................     119.5             51.3               96.1
Deferred tax (income) charge........................             (57.9)            (15.5)               (86.4)
                                                         ----------------- ------------------ ------------------
Income tax charge...................................              61.6              35.8                  9.7
                                                         ================= ================== ==================
Effective tax rate..................................              19.1%             18.4%                 5.0%
                                                         ================= ================== ==================

(b) Effective income tax rate

The effective income tax rate can be analysed as follows :

                                                                         Half-year ended
                                                                        30 September 2002
                                                                    --------------------------

Pre-tax income.................................................              194.3

Statutory income tax rate of the parent company................             35.43%
                                                                    --------------------------

Expected tax charge............................................               68.9
                                                                    --------------------------

Impact of :....................................................
- reduced taxation of capital gain ............................               (1.2)
- (utilisation) non recognition of tax loss carryforwards......               (5.4)
- net change in estimate of tax liabilities....................               (9.7)
- Intangible assets amortisation...............................               11.3
- other permanent differences..................................              (28.4)
- non recoverable withholding taxes, etc.......................                8.1
- differences in rates.........................................               (7.8)
                                                                    --------------------------
Income tax charge..............................................               35.8
                                                                    --------------------------
Effective tax rate.............................................               18.4%
                                                                    --------------------------

The  effective  tax rate in the current  half-year  is  principally  affected by favourable differences between book and taxable income.

Note 6 - Goodwill and other intangible assets, net

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Translation
                                                                                                 adjustments
                                       At 31 March                                                and other    At 30 September
            (in € million)                 2002     Acquisitions    Disposals    Amortisation      changes           2002
---------------------------------------------------------------------------------------------------------------------------------

Power (i) ..........................       3,524.1            -              (2.7)       (97.7)         0.1       3,423.8

Transmission & Distribution *.......         563.9            -             -            (18.1)       (11.2)        534.6

Transport (ii)......................         448.7            156.7         -            (18.2)       (14.7)        572.5

Marine..............................           2.5            -             -             (0.1)        -              2.4

Others (iii)........................          73.2            -              (9.7)        (9.9)        (0.9)         52.7
                                       ------------------------------------------------------------------------------------------

Goodwill , net......................       4,612.4            156.7         (12.4)      (144.0)       (26.7)      4,586.0
                                       ==========================================================================================

                                       ------------------------------------------------------------------------------------------
Other intangible assets, net (iv)...       1,169.6             39.2         -            (32.2)         0.2       1,176.8
                                       ==========================================================================================

*  includes  €93.2  Million of Power  Conversion  goodwill  integrated  into the
   Transmission and Distribution sector as of 1 April 2002.

(i) Power

The  goodwill is related to the  acquisition  of ABB ALSTOM  Power in a two step process in 1999 and 2000.

In setting up the ABB ALSTOM  Power joint  venture the Company  contributed  its
Energy business, except the Heavy Duty Gas Turbine business, and ABB contributed substantially  all of its power  generation  business,  except  for its  nuclear operations,  Combustion  Engineering Inc., a subsidiary of ABB, and its asbestos liabilities for which ABB indemnified the Company.

(ii) Transport

The additional  goodwill of €156.7 million is related to the  acquisition of the remaining 49% of the share capital in Fiat  Ferroviaria  Spa now renamed  ALSTOM
Ferroviaria  Spa. The acquisition cost paid in April 2002 was €154 million (Note
2).

(iii) Others

In September  2002 the Company sold its interest in its South  African  entities reducing the net goodwill by €12.4 million (Note 2).

(iv) Other intangible assets

Other  intangible  assets  results from the  allocation  of the  purchase  price following the  acquisition  of ABB's  remaining 50%  shareholding  in Power.  It includes technology,  an installed base of customers and licensing agreement for gross  amounts of €1,242  million.
In addition it includes payments under a technology sharing agreement.

The goodwill and other intangible assets are amortised over a period of 20 years in all  Sectors  due to the long term  nature of the  contracts  and  activities involved.

Note 7 - Other fixed assets, net

                                                                  At 31 March              At 30 September
                                                                     2002                       2002
                                                            ------------------------   ------------------------
                                                                              (in € million)
Loans to third parties..................................    251.3                      249.1
Long term deposits and retentions.......................    527.1                      566.3
Prepaid assets - pensions (see note  10)................    469.3                      451.8
Others..................................................    78.6                       59.9
                                                            ------------------------   ------------------------
Other fixed assets, net.................................    1,326.3                    1,327.1
                                                            ========================   ========================

Other fixed  assets,  net include €561 million at 31 March 2002 and €536 million at 30  September  2002 of loans and cash  deposits  in respect of Marine  vendor financing (see Note 16).

Note 8 - Securitisation of existing receivables

The following table shows amounts of trade receivables securitised :

                                                                            At 31 March           At 30 September
                                                                               2002                    2002
                                                                       ---------------------   ---------------------
                                                                                       (in € million)

Trade receivables securitised......................................             1,388.1                 1,254.3

Retained interests (1).............................................              (352.1)                 (370.3)
                                                                       ----------------------  ----------------------
Net cash proceeds from securitisation of trade receivables.........             1,036.0                   884.0
                                                                       ======================  ======================

(1) included in "other accounts receivables, net"

The Company sold trade receivables in the normal course of business in revolving
period   securitisations  within  which  it  irrevocably  and  without  recourse transferred  eligible  receivables.  Under  the  terms of these  agreements  the
Company  continues to service,  administer and collect the receivables on behalf of the  purchaser.  Certain  receivables  are  retained by the banks as a credit enhancement.  Amounts of trade receivables securitised net of retained interests are €1,036 million at 31 March 2002 and €884 million at 30 September 2002.

Note 9 - Provisions for risks and charges

                                                                                         Translation
                                                                                         adjustments       At 30
                                  At 31 March    Additions     Releases     Applied     and other (*)    September
                                      2002                                                                  2002
                                 ------------- ------------- ------------ ----------- ----------------- -----------
                                                                    (in € million)
    Warranties..................   1,617.6         113.8        (63.6)      (399.9)        (17.3)         1,250.6
    Penalties and claims........     773.7         103.8         (9.0)      (159.6)         (7.6)           701.4
    Contract loss ..............     490.4         220.0        (35.7)      (200.0)         20.2            494.8
    Other risks on contracts....     333.5          55.3        (31.4)       (49.4)         16.9            324.9
Provisions on contracts.........   3,215.2         492.9       (139.7)      (808.9)         12.2          2,771.7
Restructuring ..................     177.9          23.2         (3.3)       (57.3)         (3.1)           137.4
Other provisions ...............     456.1          16.8        (21.3)       (36.7)       (127.1)           287.8
                                 ------------- ------------- ------------ ----------- ----------------- -----------
Total...........................   3,849.2         532.9       (164.3)      (902.9)       (118.0)         3,196.9
                                 ============= ============= ============ =========== ================= ===========

(*) of which  €(87)  million of  translation  adjustments  and €(27)  million of transfer to accrued contract costs and other payables.

Provisions  and  accrued  costs  related to GT 24/26  turbines  amount to €1,440 million at March 31,2002 and €1,042 million at September 30, 2002.

In the half-year ended 30 September 2002, application of provisions on contracts related to GT24/26  turbines  amounts to €295 million and application of accrued contract costs was €103 million.

Note 10 -  Accrued pension and retirement obligations

The Company provides various types of retirement,  termination benefits and post retirement  benefits  (including  healthcare and medical cost) to its employees.
The type of benefits offered to an individual employee is related to local legal requirements  as well as the  historical  operating  practices  of the  specific subsidiaries  and involves the Company in the operation of or  participation  in various retirement plans.

These plans are either defined contributions or defined benefits.

For the  defined  contributions  plans,  the level of  Company  contribution  to independent  administered  funds is fixed at a set percentage of employees' pay.
The pension costs charged in the Profit and Loss account represent contributions payable by the Company to the funds.

For the defined benefits plans which the Company operates, benefits are based on employee  pensionable  remuneration  and  length of  service.  These are  either externally funded or unfunded, with provisions maintained in the Company balance sheet. All are subject to regular  actuarial  review.  Actuarial  valuations are carried out by external  actuaries  employed by the Company  using the projected unit method. The actuarial  assumptions used to calculate the benefit obligation vary according to the country in which the plan is situated.

Most  defined-benefit  pension  liabilities are funded through  separate pension funds. Pension plan assets related to funded plans are invested mainly in equity and debt securities.

Other  supplemental  defined-benefit  pension plans sponsored by the Company for certain employees are funded from the Company's assets as they become due.

The Company reviews  annually plan assets and obligations.  Differences  between actual and expected  returns on assets  together with the effects of any changes in actuarial  assumptions are assessed.  If this  difference  exceeds 10% of the greater of the projected benefit obligations or the market value of plan assets, the resulting unrecognised gains/losses are amortised over the average remaining service life of active employees.

The Company  also  provides  post-retirement  benefits  (mainly  post-retirement medical  benefits plans) to a number of retired  employees in certain  countries principally in the United-States under plans which are predominantly unfunded.

In April 1999,  the UK pension  scheme was  demutualised  and pension assets and liabilities  associated  with the  then  current  employees  and  retirees  were segregated into defined benefit pension plans sponsored directly by the Company.
The surplus  arising at that time was accounted for as a prepaid  expense.  This prepayment is not offsetable against accruals on other pension schemes.

The  balance  sheet  position  of  these  liabilities  and  assets,   which  are
predominantly long term, are presented below :

                                                                            At 31 March       At 30 September
                                                                               2002                2002
                                                                        ------------------- -------------------
                                                                                     (in € million)
Accrued pension and retirement benefits........................               (994.0)             (983.5)
Prepaid assets - pensions (see note 7).........................                469.3               451.8
                                                                        ------------------- -------------------
Net (accrued) prepaid benefit cost ............................               (524.7)             (531.7)
                                                                        =================== ===================

The components of the pension cost are the following :

                                                                    Half-year ended
                                                                      30 September                  Year ended
                                                         ------------------------------------        31 March
                                                                2001              2002                 2002
                                                         ----------------- ------------------ ------------------
                                                                             (in € million)
Service cost........................................             52.2              56.0                 102.0

Expected interest cost..............................            111.0             106.2                 221.0

Expected return on plan assets......................           (104.0)            (96.4)               (208.0)

Amortisation of unrecognised prior service cost.....             (4.0)             -                     (8.0)

Amortisation of actuarial net loss (gain)...........              5.0              12.7                  11.0

Curtailments / Settlements..........................            (14.0)             -                    (32.0)
                                                         -------------------------------------------------------
Total defined benefits net periodic pension cost                 46.2              78.5                  86.0

Other defined contributions and multi-employer......             28.0              18.4                  52.5

Pension cost........................................             74.2              96.9                 138.5
                                                         ================= ================== ==================

Note 11 - Financial Debt

(a) Analysis by nature

                                                                            At 31 March       At 30 September
                                                                               2002                2002
                                                                        ------------------- -------------------
                                                                                     (in € million)
Redeemable preference shares (1) ..............................                  -                  205.0
Bonds (2)......................................................               1,200.0             1,200.0
Syndicated loans...............................................               1,550.0             1,970.0
Bilateral loans................................................                 283.0               233.0
Facilities in subsidiaries.....................................                 811.7               476.4
Commercial paper (3)...........................................                 455.1               227.7
                                                                        ------------------- -------------------
Financial debt.................................................               4,299.8             4,312.1
                                                                        =================== ===================
Long-term......................................................               2,762.9             3,684.8
Short-term.....................................................               1,536.9               627.3

(1) On 30 March  2001,  a wholly  owned  subsidiary  of ALSTOM  Holdings  issued perpetual,  cumulative, non voting, preference shares for a total amount of €205 million.

The preference shares have no voting rights. They are not redeemable,  except at the  exclusive  option of the issuer,  in whole but not in part, on or after the
5th  anniversary  of the issue  date or at any time in case of  certain  limited specific pre  identified  events.  Included in those events,  are changes in tax laws and the issuance of new share capital.

In July 2002 an issue of shares was made triggering the  contractual  redemption of the preferred  shares at 31 March 2006 at a price equal to par value together with dividends  accrued,  but not yet paid.  Therefore this  instrument has been re-classified  as long term debt and its related  interests have been classified as interests and shown as "financial income (expenses)".

(2) On July 26, 1999, ALSTOM issued bonds for a principal amount of €650 million with a 7 year  maturity,  listed on the Paris and  Luxembourg  Stock  Exchanges, bearing a 5 % coupon and to be redeemed at par on July 26, 2006.

On February 6, 2001,  ALSTOM issued bonds for a principal amount of €550 million with a 3 year maturity, listed on the Luxembourg Stock Exchange, bearing a 5.625
% coupon and to be redeemed at par on February 6, 2004.

(3)  The  total   authorised   commercial   paper  program  is  €2,500  million,
availability being subject to market conditions

(b) Analysis by maturity and interest rate

                                   ------------- ----------------------------------------------------------------------
                                    Short Term                                 Long Term
                                                 ----------------------------------------------------------------------
                                                                                                            Average
                                                                                                              rate
                                                                                                               of
                                   Less than 1                                                    After 5   interest-
                          TOTAL        year       1-2 years   2-3 years   3-4 years   4-5 years    years    Long Term
                         ---------------------------------------------------------------------------------------------
                                  (in € million)                               (in € million)
Redeemable preference
shares................     205.0        -            -           -          205.0       -            -         6.5%
Bonds ................   1,200.0        -          550.0         -          650.0       -            -         5.0%
Syndicated loans......   1,970.0        -        1,250.0         -          720.0       -            -         3.9%
Bilateral  loans......     233.0        -            -           -            -       233.0                    4.1%
Facilities in
subsidiaries..........     476.4      399.6         47.6      3.3             3.7       3.5         18.7
Commercial Paper......     227.7      227.7          -           -            -         -            -
                         ---------- ------------ ---------- ----------- ------------ ----------- ---------
Total.................   4,312.1      627.3      1,847.6      3.3         1,578.7     236.5         18.7
                         ========== ============ ========== =========== ============ =========== =========

Interest rates on  substantially  all  short-term  debt are based on EURIBOR and
EONIA  for  euros  and  LIBOR  for  relevant   currencies.   Interest  rates  on
substantially all long-term debt are fixed rates.

(c) Analysis by currency

                                                              At 31 March       At 30 September
                                                                 2002                2002
                                                           ------------------- -------------------
                                                                        (in € million)
Euro................................................             3,940.6             4,103.0
US dollar...........................................               125.4                32.5
Mexican peso........................................                58.7                32.4
Pound sterling......................................                24.3                 4.1
Other currencies....................................               150.8               140.1
                                                           ------------------- -------------------
Total...............................................             4,299.8             4,312.1
                                                           =================== ===================

Note 12 - Securitisation of future receivables

The Company sold for a net amount of €1,735  million at 31 March 2002 and €1,762 million  at 30  September  2002,  the  right to  receive  payment  from  certain customers for future receivables.

Within the total of €1,762  million at 30  September  2002, a net amount of €879 million  is for  securitised  Marine  transactions  including  two  transactions
pertaining  to  the  sale  of  three   cruise-ships   to  two  customers.   Such
transactions,  which  substantially  limit the  Company's  exposure  during  the cruise-ship  construction period, provide for limited recourse only in the event of customer  default prior to the delivery of the cruise-ships to cover eventual losses of the investors upon the resale of the cruise-ship in question,  subject to a maximum of €82 million in respect of one  cruise-ship  sold to one customer and subject to a maximum of €168 million in respect of two cruise-ships  sold to
the  other   customer.   Included  in  the  total  above  is  a  further  Marine
securitisation  involving the sale of future  receivables  from one customer for
€95.2 million net.

Total  securitisations  on Transport at 30 September 2002 were €883 million net, covering thirteen contracts with four customers.

Note 13 - Customers deposits and advances

During the period the Company's  marine  subsidiary  entered into a construction finance contract in respect of one ship presently under construction.  Under the terms  of  this  contract  finance  is made  available  against  commitments  to suppliers and to work in progress.  The amounts financed are secured against the ship involved and the future receivable is collaterised by way of a guarantee of the prefinancement.

Cash  received  has  firstly  been  applied  against  amounts  included in trade receivables  then against work in progress and where  commitments  made have not yet become  work in  progress  cash is shown as part of  customer  deposits  and advances.

At 30 September 2002 cash received on this  pre-financing  was €287.5 million of which €206.0 million has been applied and the balance of €81.5 million  included in customers deposits and advances.

Note 14 - Sector and geographic data

a) Sector data

The  Company is managed  through  Sectors of  activity  and has  determined  its reportable segments accordingly.

The Company is organised in four Sectors:

   o  The Power Sector  offers a wide range of products and services  related to electrical power generation including design,  manufacture,  construction, turnkey project management and related services;

   o  The  Transmission  &  Distribution  Sector  offers  equipment and customer support for the transmission and distribution of electrical energy.
      From 1  April  2002  Power  Conversion  has  been  integrated  within  the
      Transmission   &   Distribution   Sector  and   provides   solutions   for
      manufacturing processes and supplies  high-performance  products including motors, generators, propulsion systems for Marine and drives for a variety of industrial applications.

   o  The Transport Sector offers equipment,  systems,  and customer support for rail transportation  including passenger trains,  locomotives,  signalling equipment, rail components and service;

   o  The Marine Sector  designs and  manufactures  cruise and other  speciality ships.

The  composition  of the Sectors may vary slightly from time to time. As part of any change in the composition of its sectors, Company management may also modify the  manner in which it  evaluates  and  measures  profitability.
It evaluates internally their performance on Earnings Before Interest and Tax.

Some units,  not  material  to the sector  presentation,  have been  transferred between  sectors.  The revised  segment  composition has not been reflected on a retroactive basis as the Company determined it was not practicable to do so.

-----------------------------------------------------------------------------------------------------------------------
  Orders received                                                Half-year ended
  (in € million)                                                  30 September                         Year ended
                                                 -----------------------------------------------        31 March
                                                          2001                    2002                    2002
-----------------------------------------------  ------------------------ ---------------------- ----------------------
  Power                                          6,598                    5,031                  11,033
  Transport                                      3,259                    3,300                   6,154
  Transmission & Distribution(1)                 2,051                    2,067                   3,877
  Marine                                           223                       26                     463
  Corporate & others (2)                         1,062                      113                   1,159
-----------------------------------------------------------------------------------------------------------------------
  TOTAL                                         13,193                   10,537                  22,686
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
  Sales                                                          Half-year ended
  (in € million)                                                  30 September                         Year ended
                                                 -----------------------------------------------        31 March
                                                          2001                    2002                    2002
-----------------------------------------------  ------------------------ ---------------------- ----------------------
  Power                                          6,671                    5,812                  12,976
  Transport                                      2,022                    2,339                   4,413
  Transmission & Distribution(1)                 1,737                    1,778                   3,814
  Marine                                           606                      725                   1,241
  Corporate & others (2)                           906                      115                   1,009
-----------------------------------------------------------------------------------------------------------------------
  TOTAL                                         11,942                   10,769                  23,453
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                               Half-year ended
  (in € million)                                                  30 September                         Year ended
                                                 -----------------------------------------------        31 March
                                                          2001                    2002                    2002
-----------------------------------------------  ------------------------ ---------------------- ----------------------
  Power                                          284                      271                    572
  Transport                                       88                       90                    101
  Transmission & Distribution(1)                 103                      110                    226
  Marine                                          42                       16                     47
  Corporate & others (2)                           6                       56                     (5)
-----------------------------------------------------------------------------------------------------------------------
  TOTAL                                          523                      543                    941
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  EBIT (3)                                                       Half-year ended
  (in € million)                                                  30 September                         Year ended
                                                 -----------------------------------------------        31 March
                                                          2001                    2002                    2002
-----------------------------------------------  ------------------------ ---------------------- ----------------------
  Power                                          188                      154                    336
  Transport                                      113                       66                    131
  Transmission & Distribution(1)                  95                       94                    190
  Marine                                          40                       13                     44
  Corporate & others (2)                          32                       (5)                   (214)
-----------------------------------------------------------------------------------------------------------------------
  TOTAL                                          468                      322                    487
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  Capital employed (4)
  (in € million)                                            At 30 September
                                                 -----------------------------------------------      At 31 March
                                                          2001                    2002                    2002
-----------------------------------------------  ------------------------ ---------------------- ----------------------
   Power                                         2,996                    3,529                  3,012
   Transport                                     1,155                      759                  1,041
   Transmission & Distribution(1)                1,158                    1,028                  1,044
   Marine                                         (195)                   (220)                    100
   Corporate & others (2)                        1,908                    1,601                  1,491
-----------------------------------------------------------------------------------------------------------------------
   TOTAL                                         7,022                    6,697                  6,688
-----------------------------------------------------------------------------------------------------------------------

(1) Power Conversion is integrated into the Transmission and Distribution sector as of 1 April 2002.  Previous years  comparative  figures have been restated
    accordingly.

(2) Corporate & others  include all units  accounting for Corporate  costs,  the
    International Network and the overseas entities in Australia,  New Zealand ,
    South Africa (before disposal) and India, that are not allocated to Sectors.
    The figures for the half-year  ended 30 September 2001 and the year ended 31
    March 2002 include the Contracting sector. Sales,  operating income and EBIT were €759 million, €30 million and €18 million respectively.

(3) Restructuring costs have not been included in the EBIT by Sector.

(4) Capital  employed  is  defined  as the  closing  position  of the  total  of tangible,  intangible and other fixed assets net, current assets  (excluding
    net  amount  of  securitisation   of  existing   receivables)  less  current
    liabilities and provisions for risks and charges.

b) Geographic data

The table  below  set forth the  geographic  breakdown  of Sales by  country  of destination

-----------------------------------------------------------------------------------------------------------------------
  Sales                                                          Half-year ended
  (in € million)                                                  30 September                         Year ended
                                                 -----------------------------------------------        31 March
                                                          2001                    2002                    2002
-----------------------------------------------  ------------------------ ---------------------- ----------------------
  France.....................................             1,085                     942                   1,867
  UK                                                        879                     801                   1,862
  Germany....................................               627                     517                   1,226
  Rest of Europe.............................             2,364                   2,042                   4,358
  USA........................................             2,234                   2,215                   4,633
  Other Americas.............................             1,442                   1,233                   3,061
  Asia / Pacific.............................             2,290                   1,833                   4,521
  Middle East / Africa.......................             1,021                   1,186                   1,925
-----------------------------------------------------------------------------------------------------------------------
  TOTAL                                                  11,942                  10,769                  23,453
-----------------------------------------------------------------------------------------------------------------------

Note 15 - Commitments and contingencies

(a) Guarantees related to contracts

In accordance with industry  practice  guarantees of performance under contracts with customers and under offers on tenders are given.

Such guarantees  can, in the normal course,  extend from the tender period until the final acceptance by the customer, and the end of the warranty period and may
include  guarantees  on  project   completion,   of  contract  specific  defined
performance criteria or plant availability.

The guarantees  are provided by banks or surety  companies by way of performance bonds,  surety bonds and letters of credit and are normally for defined  amounts and periods.

The Company provides a counter indemnity to the bank or surety company.

The  projects  for which the  guarantees  are given are  regularly  reviewed  by management  and when it becomes  probable that payments  pursuant to performance guarantees  will require to be made  accruals  are recorded in the  Consolidated
Financial Statement at that time.

The amounts of guarantees given on contracts,  in the normal course and on which the Company has contingent  liabilities  total €11,535  million at 31 March 2002 and €10,289 million at 30 September 2002.

Guarantees given by parent or group companies  relating to liabilities  included in the consolidated accounts are not included.

(b) Capital and operating leases commitments

(i) Long term rental

Pursuant to a contract signed in 1995 with a major European metro operator,  the
Company has sold 103 trains and  associated  equipment to two leasing  entities.
These  entities have entered into an agreement by which the Company  leases back the trains and  associated  equipment from the lessors for a period of 30 years.
The  trains  are made  available  for use by the metro  operator  for an initial period of 20 years,  extendible  at the option of the operator for a further ten year period. The trains are being maintained and serviced by the Company.  These commitments  are in respect of the full lease period and are covered by payments due to the Company from the metro operator.

If this lease was capitalised it would increase  long-term  assets and long-term debt by €757 million and €735  million at 31 March 2002 and 30  September  2002, respectively

(ii) Capital leases

Commitments relating to capital leases are as follows:

                                                              At 31 March       At 30 September
                                                                 2002                2002
                                                           ------------------- -------------------
                                                                        (in € million)
less than 1 year....................................             14.6                20.3
1-2 years...........................................             16.6                18.8
2-3 years...........................................             12.1                16.7
3-4 years...........................................             10.3                13.3
4-5 years...........................................              7.9                10.8
+5 years............................................             59.6                62.2
                                                           ------------------- -------------------
Total...............................................            121.1               142.1
                                                           =================== ===================

If capital  leases had been  capitalised,  it would  increase  long term  assets
(property  plant and equipment) by €112 million and €117 million,  increase long
term   financial  debt  by  €119  million  and  €121  million  and  decrease  of shareholder's  equity  of €7  million  and €4  million  at 31 March  2002 and 30
September 2002, respectively.

(iii) Operating leases

Commitments relating to operating leases are as follows:

                                                              At 31 March       At 30 September
                                                                 2002                2002
                                                           ------------------- -------------------
                                                                        (in € million)
less than 1 year....................................             83.4                58.6
1-2 years...........................................             82.4                64.8
2-3 years...........................................             63.1                50.8
3-4 years...........................................             50.3                37.1
4-5 years...........................................             41.6                31.5
+5 years............................................            158.1               156.1
                                                           ------------------- -------------------
Total...............................................            478.9               398.9
                                                           =================== ===================

A number of these operating  leases have renewal  options.  Rent expense was €46 million in the half-year ended 30 September 2002.

Note 16 - Vendor financing

In periods up to 31 March  2002,  the  Company  provided  financial  assistance, referred to as vendor financing, to financial institutions and granted financing to  certain  purchasers  of its  cruise-ships  and  other  equipment.  The total exposure was €1,493  million at 31 March 2002 and €1,381 million at 30 September
2002.

The table below set forth the breakdown of the outstanding  vendor  financing by
Sector at 31 March 2002 and 30 September 2002 :

                                         At 31 March 2002                            At 30 September 2002
                             ------------------------------------------ --------------------------------------------
                              Balance sheet  Off balance                 Balance sheet    Off balance
                                   (1)        sheet (2)       Total           (1)          sheet (2)        Total
                             -------------- ------------- ------------- --------------- ---------------- -----------
                             (in € million)

Marine....................        561             483         1,044           536              439           975
  Renaissance Cruises.....        291             141           432           265              122           387
  Other customers.........        270             342           612           271              317           588
Transport ................          -             416           416             -              390           390
  European metro operator.          -             289           289             -              282           282
  Others..................          -             127           127             -              108           108
Power.....................          -              29            29             -               12            12
T&D ......................          -               4             4             -                4             4
                             -------------- ------------- ------------- --------------- ---------------- -----------
TOTAL.....................        561             932         1,493           536              845         1,381
                             ============== ============= ============= =============== ================ ===========

(1) Balance sheets items are included in "other fixed assets" (Note 7)
(2) Off-balance   sheet  figures   correspond  to  the  total   guarantees   and
    commitments,  net of related cash deposits, which are shown as balance-sheet items.

Marine

Renaissance Cruises

The "vendor financing"  related to Renaissance  Cruises amounted to €432 million at 31 March 2002 and €387 million at 30 September 2002 as hereafter described :

-  Subsidiaries of  Cruiseinvest  LLC, a Marshall  Islands company  belonging to
   Cruiseinvest  (Jersey)  Ltd, an entity in which the  Company  owns no shares, acquired  in  fiscal  year  2002  six  cruise-ships  initially  delivered  to
   Renaissance   Cruises.   The  Company   guaranteed   some  of  the  financing
   arrangements  up to US $ 173 million  (€197 million at 31 March 2002 and €175 million at 30  September  2002) of which US $ 84 million  (€96  million at 31
   March 2002 and €85 million at 30 September  2002) are  materialised by a cash deposit in the balance sheet.
-  Cruiseinvest  LLC has been  provided  with a €40 million  line of credit,  of which €8 million has been drawn down at 30 September 2002.

-  The Company purchased US $ 170 million (€195 million at 31 March 2002 and€172 million at 30 September 2002) of subordinated  limited  recourse notes issued by Cruiseinvest  (Jersey) Ltd. These subordinated  limited recourse notes are composed of a series of five notes bearing  interest at 6 % per annum payable half yearly in arrears,  and  maturing  in  December  2011.  The right of the
   Company as  note-holder is limited to amounts that shall become payable up to the value of the notes.

Other customers

The Company has guaranteed the financing  arrangements of four  cruise-ships and two high  speed  ferries  delivered  to three  customers  for an  amount of €342 million at 31 March 2002 and €344 million at 30 September 2002. These guarantees are supported by a cash deposit amounting to €27 million at 30 September 2002.

The Company also participates in the financing  arrangements of two cruise-ships delivered  to one  customer  for an amount of €270  million at 31 March 2002 and
€244 million at 30 September 2002. These loans are secured by ship mortgages.

The provision  retained in respect of Marine Vendor financing is €144 million at
31 March 2002 and €140 million at 30 September 2002.

Transport

Guarantees  given as part of vendor  financing  arrangements in Transport Sector amount to €416 million at 31 March 2002 and €390 million at 30 September 2002.

Included  in this  amount  are  guarantees  given  as part of a  leasing  scheme involving a major  European metro operator as described in Note 15. If the metro operator  decides in year 2017 not to extend the initial  period the Company has guaranteed to the lessors that the value of the trains and associated  equipment at the option date should not be less than GBP 177 million  (€289  million at 31
March 2002 and €281 million at 30 September 2002).

Other Sectors

Other  guarantees  totalling  €33 million at 31 March 2002 and €16 million at 30
September  2002  have  been  given.  There  has  been no  default  by any of the concerned entities under the underlying agreements.

Note 17 - Asbestos

It has been  Company  policy for many years to abandon  definitively  the use of products  containing  asbestos by all of its operating  units  world-wide and to promote the  application of this principle to all suppliers,  including in those countries  where the use of asbestos  is  permitted.  In the past some  products containing  asbestos  have  been used and  sold,  particularly  in France in the
Marine  Sector and to a lesser  extent in the other  Sectors.  As a result,  the company is currently subject to approximately  1,300  asbestos-related  cases in
France from employees,  former employees or third parties. The company believes, based in part on a number of court decisions,  that compensation for such cases, including cases where it may be found to be at fault, is or will be borne by the general  French  social  security  (medical)  funds and by the  publicly  funded
Indemnification Fund for Asbestos Victims.

As  of  October  31,  2002,  the  Company  was  subject  to  approximately   100
asbestos-related  personal injury lawsuits in the United States which have their origin in the  purchase  of ABB's  power  generation  business,  for which it is indemnified by ABB (see Note 6).

As of October 31, 2002 the Company was also  subject to  approximately  60 other asbestos-related  personal  injury  lawsuits  in  the  United  States  involving approximately  6,500 claimants that, in whole or in part,  assert claims against the  Company  which  are not  based on the  Company's  purchase  of ABB's  power generation business. These lawsuits are currently being litigated, most of which are in the preliminary  stages of the litigation  process.  All of such lawsuits involve  multiple  defendants.  The allegations in these lawsuits often are very general  and  difficult  to  evaluate at  preliminary  stages in the  litigation process. In those cases where meaningful evaluation is practicable,  the Company believes  that it has valid  defenses  and with respect to a number of lawsuits, the  Company  is  asserting  rights to  indemnification  against a third  party.
Approximately  5,800 of these  claims are  asserted in two very  recently  filed cases in Mississippi where the Company is one of over two hundred defendants and where the Company asserts such  indemnification  rights.  The Company has not in recent years suffered any adverse judgement,  or made any settlement payment, in respect of any US personal injury asbestos claim.

The Company  believes that the existing  asbestos-related  cases described above will not have a material  adverse  impact on its  financial  condition.  It can, however,  give no  assurances  that such  cases  will not grow in number or that those it has at  present  or may  face in the  future  may not  have a  material adverse impact.

                                              SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                            ALSTOM

Date:  November 13, 2002                By: /s/ Philippe Jaffré
                                            ------------------------------
                                            Name:  Philippe Jaffré
                                            Title: Chief Financial Officer